

May 13, 2010

Mr. Charles M. Sledge
Chief Financial Officer
Cameron International Corporation
1333 West Loop South, Suite 1700
Houston, TX 77027

> **Re: Cameron International Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement**
> **Filed March 23, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 3, 2010**
> **File No. 1-13884**

Dear Mr. Sledge:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 2. Properties, page 13

1. Please explain the geographic designations used in this section. For example, please explain the countries or regions that comprise the "Eastern Hemisphere" and "Asia/Pacific and Middle East."

Item 3. Legal Proceedings

2.   Please discuss the material environmental regulations to which you are subject. Provide us with better detail of the "environmental management system."

Exhibit 13.1

Management's Discussion and Analysis

3.   We note the following statement made by Charles Sledge at your February 3, 2010 presentation at the Credit Suisse Group Energy Summit:

> We're at a significant leverage to deep water. I think sometimes because of how Cameron reports, people really don't see or recognize how much of our company is deep water driven . . . But basically, 60% of our backlog is deep water driven. So I think when people ask me, 'What don't people understand about Cameron' . . . I think that's one of the pieces."

We further note slide three of the PowerPoint used during the presentation, which lists "Significant leverage to deepwater" as the second bullet point in a list of highlights, as well as slides four through six, which show the material increase in your subsea activities' contribution to revenues since 2003. In addition, we note various forward-looking statements made during your fourth quarter 2009 earnings call on February 9, 2010. For example, Mr. Sledge states, "The biggest driver of 2010 margins is the substantial increase in subsea revenues for 2010, and these range between a 40% and 50% increase over 2009's level." This outlook was reiterated in response to several questions by analysts.

Based on these statements and illustrations, it appears that the company is significantly exposed to the subsea oil and gas industry, that the company plans to increase this concentration over time, and that management believes that this exposure will be beneficial to the company. In addition, it appears that management believes that the company's significant exposure in this area is not something widely understood by investors. Given these observations, please explain what consideration the company gave to including a discussion of the material and increasing importance of subsea oil and gas activities to the company's financial performance in its management's discussion and analysis, or in another appropriate section of your annual report.

Consolidated Results – 2009 Compared to 2008, page 33

4.   We note that your 2009 results included a charge of $81.6 million "related to
        costs incurred in connection with [your] acquisition of NATCO Group, Inc.[], as
        well as various world-wide restructuring activities." However, note 3 to your
        financial statements indicates that $61 million of this charge relates to "voluntary
        and involuntary employee severance programs." Please revise your discussion to
        indicate the major components of this charge. If the $61 million component
        relates to the termination of employees, your disclosure should indicate this and
        not suggest that this expense was primarily the result of the NATCO acquisition,
        which appears to account for only $19 million of the total amount, or less than
        25%.

5.   Expand your disclosures regarding restructuring charges to identify the period in
        which any material cash outlays are anticipated. Quantify and disclose the effect
        of the exit plan on future earnings and cash (i.e. reduced employee expenses) and
        the initial period those effects are expected to be realized. If you have determined
        a material effect is not reasonably likely to occur, tell us the facts you considered
        in reaching this conclusion. Please refer to Staff Accounting Bulletin Topic 5.P.4
        for guidance.

Notes to Financial Statements

Note 3 – Restructuring Expense and Acquisition Related Costs, page 59

6.   Provide all the disclosures for these costs as required by Accounting Standards
        Codification 420-10-50, or tell us why such disclosure is not required.

Proxy Statement Filed March 23, 2010

7.   Please confirm in writing that you will comply with the following comments to
        the proxy statement in all future filings. Provide us also with an example of the
        disclosure you intend to use. Please understand that after our review of your
        responses, we may raise additional comments.

Board Leadership Structure and Role in Risk Oversight, page 5

8.   We note your brief discussion on page six regarding the compensation
        committee's February 2010 determination that your incentive plans do not
        encourage or create risk-taking that could be reasonably likely to have a material
        adverse impact on the company. Please revise in light of the fact that this
        determination is not limited to incentive compensation, but instead should cover
        the entire range of your compensation policies and practices. To the extent you

determine that the risks arising from your compensation policies and practices as a whole are not reasonably likely to have a material adverse effect, revise to disclose the specific factors underlying the compensation committee's determination.

Compensation Discussion and Analysis, page 16

Annual Incentives, page 22

9.   We note that you set performance objectives under the MICP and that you have chosen to disclose only the corporate EPS and cash flow objectives. You have not disclosed the group-specific EBIT and cash flow targets, although you state in the table at page 24 that each was met or exceeded. However, it appears that these targets are material to the compensation of at least two of your named executive officers, Messrs. Carne and Wright. Please revise to provide these targets, as well as the actual performance achieved in relation to such targets for each relevant named executive officer, or explain why this information is not required to be disclosed.

Summary Compensation Table, page 29

10.   Please expand your disclosure to explain any material differences in each named executive officer's pay. For example, please discuss in better detail why Mr. Moore received awards that were equal to several multiples of those received by the other named executive officers.

Tax Implications of Executive Compensation, page 28

11.   Please explain your basis for concluding that time-based RSU awards will qualify as performance-based compensation for purposes of tax deductibility.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Deepwater Horizon Incident, pages 11 and 27

12.   We note your disclosure regarding the situation involving the Deepwater Horizon drilling rig in the Gulf of Mexico, which was equipped with a Cameron blowout preventer. Please explain to us the following:

   • Describe in sufficient detail any obligations or other potential liability that you may have (for example, but not limited to, environmental liability, liability for removal of the wrecked rig, liability for personal injuries and deaths, loss of revenue, business interruption, etc.). Clarify the extent to

which specific environmental regulations (e.g. the U.S. Oil Pollution Act
of 1990, etc.) may apply to you with regard to this incident, and what the
regulations may require of you. Include a discussion with regard to any
relevant contracts.

- Disclose the applicable policy limits related to your insurance coverage,
  including relevant deductibles**.**

- Disclose whether your existing insurance would cover any claims made
  against you by or on behalf of individuals who are not your employees in
  the event of personal injury or death, and whether your customers would
  be obligated to indemnify you against any such claims

- Clarify your insurance coverage with respect to any liability related to any
  resulting negative environmental effects.
- Discuss any provision, contractual or otherwise, that may require you to
  provide indemnification for damages caused by or issues related to the
  performance of your products. In addition, tell us what warranties, if any,
  you provided in connection with the sale of the Deepwater Horizon
  blowout preventer, and whether the product remains under warranty.

- Clarify the expected impact of this incident to your company's operations
  including loss of revenues and costs expected to be incurred.

Closing Comments

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798, Anne Nguyen Parker, Branch Chief, at (202) 551-3611, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director